Via EDGAR

January 24, 2018

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-3561

Re:                             Select Energy Services, Inc.

Registration Statement on Form S-1
File No. 333-222679

Ladies and Gentlemen:

On behalf of Select Energy Services, Inc., and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-1 be accelerated to 5:30 p.m., Washington, D.C. time, on January 26, 2018, or as soon as practicable thereafter.

Thank you for your assistance in this matter.

Very truly yours,

SELECT ENERGY SERVICES, INC.

By:	/s/ Holli C. Ladhani
Name:	Holli C. Ladhani
Title:	President and Chief Executive Officer

cc:                                David P. Oelman, Vinson & Elkins L.L.P.

Alan Beck, Vinson & Elkins L.L.P.